December 6, 2006

VIA FACSIMILE AND EDGAR

Angela J. Crane

Dennis Hult

Jay Webb

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Merix Corporation
Form 10-K for the fiscal year ended May 27, 2006
Form 10-Q for the Period Ended August 26, 2006
File No. 000-23818

Ladies and Gentlemen:

On behalf of Merix Corporation (“Merix” or the “Company”), set forth below are our responses to your comments made in your comment letter dated November 17, 2006. Your comments are also included below for your convenience.

FORM 10-K

Form 10-K for the period ending May 27, 2006

Notes to Consolidated Financial Statements, page 51

Note 1. Summary of Significant Accounting Policies, page 51

Basis of Consolidation, page 51

December 6, 2006

1.	We see that you combined the results of Merix Asia in the consolidation with a one-month lag. Please tell us and in future filings explain the necessity for the use of different closing dates. Also, disclose the effect of intervening events which materially effect the financial position or results of operations. Refer to Article 3A-02 (b) of Regulation S-X.

Merix, an accelerated filer with the Securities and Exchange Commission (the “Commission”), acquired its Asian operations, referred to collectively as Merix Asia, on September 29, 2005. Prior to the acquisition, the acquired business operations were held as a privately owned business that did not require timely interim and year-end financial reporting. Accordingly, its accounting systems and practices were significantly different from those of Merix Corporation. Many of the accounting practices and processes are manual and it requires significant time to process and review transactions to ensure financial information is properly stated. Additionally, Merix Asia performs a complex financial consolidation of all included legal entities prior to the consolidation with Merix Corporation. The time required to complete Merix Asia’s consolidation and record inter-company transactions and properly report any adjustments, intervening and (or) subsequent events requires the use of a one-month lag reporting format as allowed under Article 3A-02 (b) of Regulation S-X. This procedure ensures the Company’s timely reporting of consolidated results in our filings made under the Securities Exchange Act of 1934 (the “1934 Act”). In addition, the Company’s financial reporting processes include evaluation of the existence and materiality of intervening transactions and subsequent events for each accounting period.

In future filings, the Company will expand its disclosure explaining the necessity for the use of the different closing dates and will disclose the effect of any intervening events which materially effect the Company’s financial position and results of operations.

Note 10. Debt and Financing Arrangements, page 65

2.	We note that you have issued a convertible term note to Thomas Weisel Partners LLC and that you may incur additional interest pursuant to a registration rights agreement. Please refer to the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf and address the following:

December 6, 2006

•	Tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the convertible term note to Weisel Partners LLC includes any embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, it appears that this note may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the note has a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. Please specifically provide us with your analysis of how paragraphs 12-32 of EITF 00-19 impact your required accounting and presentation of the notes.

•	In future filings, revise the financial statements to describe clearly how you have accounted for the convertible term note including any related discounts and any embedded derivatives requiring bifurcation pursuant to SFAS 133.

•	In future filings, revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of the instruments you carry at fair value.

On May 16, 2006 and May 24, 2006, the Company completed the sale of $70 million in aggregate principal amount of 4% Convertible Senior Subordinated Notes due 2013 (the “Notes”). The Notes are subject to the provisions of an Indenture Dated May 16, 2006 between Merix Corporation and U.S. Bank National Association as Trustee (the “Indenture”). The Notes are convertible at the option of the holder into shares of common stock at any time prior to maturity, unless earlier redeemed or repurchased.

If, upon the occurrence of certain fundamental changes specified in the Indenture, a holder elects to convert Notes, the Company will in certain circumstances increase the conversion rate by a specified number of shares depending on the price paid for our common stock in such a fundamental change transaction. The increase in the conversion rate may not exceed 12.5% of the initial conversion rate. The fundamental changes that will trigger an adjustment to the conversion rate under the Indenture are limited to a change of control in a cash transaction or in the event of the delisting of the Company’s stock from a national securities exchange.

This conversion feature meets the definition of a derivative as set out in paragraph 6 of SFAS 133. Based on the existence of the variable conversion rate, we concluded

December 6, 2006

that the Note was not a conventional convertible debt. We therefore applied the requirements of paragraphs 12-32 of EITF 00-19 to assess whether the embedded derivative would be classified in equity if it were a freestanding security.

Our evaluation showed that the embedded derivative would be properly classified in equity if it were a freestanding security pursuant to paragraphs 12-32 of EITF 00-19 determined as follows: the embedded derivative has no net cash settlement feature; delivery of the shares is within the control of the Company since the settlement shares were registered contemporaneously with the registration of the Notes; the Company has sufficient authorized shares to meet the settlement requirements; the contract has an explicit limit on the number of shares in settlement; there are no cash payments to the counterparty in the event the Company fails to make timely filings with the SEC; there are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due; there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract, and; there is no requirement in the contract to post collateral at any point or for any reason.

Because we concluded that the embedded derivative would be properly classified in equity if it were a freestanding security, we were able to further conclude that the embedded derivative qualifies for the scope exception set forth in SFAS 133 paragraph 11(a). The paragraph 11(a) scope exception is applicable because the security is both indexed to the Company’s own stock and would be classified in equity if it were a freestanding security. Therefore, we are not required to bifurcate and separately account for the embedded derivative and we properly accounted for the convertible note in accordance with APB Opinion No.14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.”

In future filings, the Company will revise its disclosures to describe clearly how the Company has accounted for the convertible term Note pursuant to SFAS 133. However, no revision to the Critical Accounting Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations as it relates to fair value accounting is considered necessary as fair value accounting and disclosure is not applicable to the Note instrument. In future filings, however, the Company will revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of the instruments carried by the Company at fair value.

December 6, 2006

FORM 10-Q

Form 10-Q for the Period Ended August 26, 2006

Financial Statements, page 3

Note 13. Stock-Based Compensation Plans, page 18

3.	Please do not include the pro forma disclosures on page 21 (that remove the effects of applying SFAS 123R) in your future filings. Refer to the guidance at SAB Topic 14G, Question 4

In future filings the Company will exclude, in this note, pro forma disclosures that remove the effects of applying SFAS 123R.

Controls and Procedures, page 41

4.	Based on your current disclosures herein, it is unclear to us whether your certifying officers have reached a conclusion that your disclosure controls and procedures are or are not effective. Please tell us your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures for the period ended August 26, 2006 and revise future filings to specifically state your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Based on the evaluation performed under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures as of August 26, 2006, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company will specifically state in future filings the certifying officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of all disclosure included in its filings made pursuant to the 1934 Act; (2)

December 6, 2006

comments by the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 503-359-2653 if you have questions or need any further assistance.

Sincerely,

/s/ Kelly Lang
Kelly Lang
Vice President and Chief Financial Officer

SG: st

cc:	Mark Hollinger
Stephen M. Going
Patrick J. Simpson